UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date May 2, 2007	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 670)

Overseas Regulatory Announcement
Resolutions passed by the board of directors of the Company on 26th April, 2007

The Company hereby announces that certain resolutions were passed by the board of directors of the Company on 26th April, 2007.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

The Company hereby announces that certain resolutions were passed by the board of directors of the Company (the “Board”) on 26th April, 2007.

Pursuant to the  董事會議事規則和議事程序  (Rules of Procedures for the Board of Directors) of the Company and as convened by Mr. Li Fenghua, the Chairman, the 3rd regular meeting for year 2007 of the fourth session of the Board (the “Board Meeting”) was held on 26th April, 2007 at the Meeting Room, 7/F, China Eastern Air Holding Company Building.

Mr. Cao Jianxiong, Mr. Wan Mingwu and Mr. Luo Zhuping, directors of the Company, and Mr. Wu Baiwang and Mr. Xie Rong, independent non-executive directors, were present at the meeting. Mr. Li Fenghua, the Chairman, had authorized Mr. Cao Jianxiong, director, to chair the meeting and vote on his behalf. Mr. Luo Chaogeng, director, had authorized Mr. Wan Mingwu, director, to vote on his behalf. Mr. Zhong Xiong, director, had authorized Mr. Luo Zhuping, director, to vote on his behalf. Mr. Peter Lok, Mr. Hu Honggao and Mr. Zhou Ruijin, independent non-executive directors, had authorized Mr. Wu Baiwang, independent non-executive director, to vote on their behalves.

The directors present at the meeting confirmed that they had received the notice of the Board Meeting before it was held. Certain supervisors in the supervisory committee of the Company, Mr. Luo Weide, the Chief Financial Officer, and officers taking charge of relevant departments of the Company also attended the meeting. The number of directors present at the Board Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China (“PRC”) and the Company’s articles of association. As such, the Board Meeting was legally and validly held.

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The meeting was chaired by Mr. Cao Jianxiong, director. The directors present at the meeting considered and unanimously passed the following resolutions:

1.	The first quarterly financial statement 2007 of the Company was approved.

2.
The first quarterly report 2007 of the Company was approved and would be published, together with the first quarterly financial statement 2007 as approved in paragraph 1 above, in Hong Kong and Shanghai simultaneously on 27th April, 2007.

3.
It was agreed that the allowance for each of the independent non-executive directors be determined at RMB120,000 per year (include salary tax, which will be withheld by the Company) and decided to propose this resolution to 2006 annual general meeting for consideration.

4.
It was agreed to re-appoint  普華永道中天會計師事務所有限公司  (PricewaterhouseCoopers Zhong Tian CPAs Limited Company) and PricewaterhouseCoopers, Certified Public Accountants, as the Company’s PRC domestic auditors and international auditors respectively for year 2007, and to authorize the Board to determine their remuneration and would propose the resolution to 2006 annual general meeting for consideration.

5.	The Company’s 《信息披露事務管理制度》 (Administration System for Information Disclosure) was approved (specific details are set out on the website of Shanghai Stock Exchange, http://www.sse.com.cn).

6.	《非日常交易管理規定》 (Regulation for Administration for Non-daily Transactions) was approved.

By order of the Board of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Li Fenghua	(Chairman, Executive Director)

Cao Jianxiong	(President, Executive Director)

Luo Chaogeng	(Executive Director)

Wan Mingwu	(Executive Director)

Zhong Xiong	(Non-executive Director)

Luo Zhuping	(Executive Director)

Hu Honggao	(Independent non-executive Director)

Peter Lok	(Independent non-executive Director)

Wu Baiwang	(Independent non-executive Director)

Zhou Ruijin	(Independent non-executive Director)

Xie Rong	(Independent non-executive Director)

Shanghai, the PRC

26th April, 2007

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